UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Western Keltic Mines Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Sherwood Copper Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

95848F102
(CUSIP Number of Class of Securities (if applicable)

John McConnell, President and Chief Executive Officer
Western Keltic Mines Inc.
Suite 600
888 Dunsmuir Street
Vancouver, BC
V6C 3K4
Tel. (604) 682-8414
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 24, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Letter to shareholders dated December 24, 2007*

2. Offer to purchase and circular dated December 24, 2007*

3. Letter of transmittal*

4. Notice of guaranteed delivery*

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* Previously filed

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
1.1	Press release dated January 30, 2008
2.1*	The filing person's annual information form for the year ended December 31, 2006 dated as of April 30, 2007
2.2*	The filing person's audited annual consolidated financial statements as at December 31, 2006 and November 30, 2005 and for the 13-month period ended December 31, 2006 and the year ended November 30, 2005 together with the auditors' report thereon and the notes thereto
2.3*	The filing person's management's discussion and analysis of operations and financial condition for the 13-month period ended December 31, 2006
2.4*	The filing person's unaudited interim consolidated financial statements as at, and for the nine month period ended, September 30, 2007 together with the notes thereto
2.5*	The filing person's management's discussion and analysis of operations and financial condition for the nine months ended September 30, 2007
2.6*	The filing person's management information circular dated as of April 21, 2007 as amended by addendum dated May 16, 2007 prepared in connection with the annual and special meeting of shareholders held by June 6, 2007
2.7*	The filing person's material change report dated June 1, 2007
2.8*	The filing person's material change report dated December 7, 2007
2.9*	The filing person's material change report dated December 18, 2007

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* Previously filed

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently herewith.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERWOOD COPPER CORPORATION

Stephen P. Quin
President and Chief Executive Officer

January 30, 2008

SHERWOOD COPPER CORP.

SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6 CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

PRESS RELEASE
FOR IMMEDIATE RELEASE

January 30, 2008 **#08-02**

Sherwood Copper Extends Offer for Western Keltic Mines to February 11, 2008
82.23% of issued & outstanding shares validly deposited

VANCOUVER, BRITISH COLUMBIA - Sherwood Copper Corporation ("Sherwood") (SWC: TSX-V) today announced that 67,614,442 common shares of Western Keltic Mines Inc. ("Western Keltic") (representing approximately 82.23% of Western Keltic's issued and outstanding common shares) were validly deposited to the offer of Sherwood (the "Offer") for all of the outstanding common shares of Western Keltic (the "Western Keltic Shares") and not withdrawn as at 5:00 p.m. (Toronto time) on January 29, 2008.

In order to allow for the remaining Western Keltic Shares to be tendered to the Offer, Sherwood has extended its Offer to acquire all of the outstanding Western Keltic for 0.08 of a common share of Sherwood for each Western Keltic Share to 5:00 p.m. (Toronto time) on February 11, 2008. All other terms and conditions contained in the Offer remain the same.

A Notice of Extension has been filed with Computershare Investor Services Inc., the Depositary under the offer. The Notice of Extension will be mailed to Western Keltic shareholders and will be filed with the applicable securities regulators in Canada.

Additional Information

On December 24, 2007, Sherwood Copper filed an offer and take-over bid circular (the "Takeover Bid Circular") related to its Offer for the outstanding common shares of Western Keltic, which circular was accompanied by the directors' circular of the Board of Directors of Western Keltic (the "Directors' Circular") in which the Western Keltic board unanimously recommended that shareholders of Western Keltic accept the offer and tender their common shares. Investors and securityholders of Western Keltic are strongly encouraged to read the terms and conditions of the Offer and the additional information in the Take-over Bid circular as well as the Directors' Circular mailed on December 24, 2007 and filed on SEDAR for additional details. Kingsdale Shareholder Services Inc. is the information agent for the Offer. If you have any questions, please do not hesitate to contact Kingsdale Shareholder Services Inc. toll-free in North America at 1-866-639-8111.

Sherwood has engaged Dundee Securities Corporation as its financial advisor and DuMoulin Black LLP as its legal advisor in respect of this transaction.

Notice to U.S. Shareholders o/Western Keltic

As a result of restrictions under United States securities laws, no Sherwood shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Western Keltic shareholders with investment decisions made in any other U.S. state or jurisdiction, or in a state named above in which Sherwood is not ultimately satisfied that all required regulatory approvals have been received who would otherwise receive Sherwood shares in exchange for their Western Keltic shares may, at the sole discretion of Sherwood, have such Sherwood shares issued on their behalf to a selling agent, which shall, as agent for such Western Keltic shareholders (and without liability, except for gross negligence or wilful misconduct), sell such Sherwood shares on their behalf over the facilities of the TSX-V and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such shareholders. The Offer is being made for the securities of a Canadian issuer and the Offer and Take-over Bid Circular have been prepared in accordance with the disclosure requirements of Canada. Western Keltic shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Take-over Bid Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The enforcement by Western Keltic shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Sherwood is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named in the Offer and Take-over Bid Circular may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Sherwood and said persons may be located outside the United States. You should be aware that Sherwood may, subject to compliance with applicable laws, purchase Western Keltic shares otherwise than under the Offer, such as in open market purchases or privately negotiated purchases.

About Sherwood Copper

Sherwood has 100% ownership of the high-grade open pit Minto copper-gold mine located in the Yukon Territory of Canada. Sherwood acquired the Minto Project in June 2005 and, in just two years from its acquisition, completed a bankable feasibility study, arranged project financing, and built a $100 million open pit copper-gold mine. Commercial production commenced on October 1, 2007. In parallel with these development activities, Sherwood has been running a very successful exploration program that has resulted in multiple discoveries of high grade copper-gold mineralization across its Minto Mine property. A recent pre-feasibility indicates how production at the project could be increased as a result of exploration success. Sherwood plans to continue this "growth from within" strategy, along with further operational optimizations, in its relentless pursuit of value. In parallel, assuming the successful acquisition of Western Keltic Mines, Sherwood intends to evaluate development options for Western Keltic's Kutcho Creek high grade copper-zinc-silver deposit in North-western British Columbia with the objective of developing a second, profitable production centre at Kutcho Creek.

Additional Information

Additional information on Sherwood and its Minto Project can be obtained on Sherwood's website at http://www.sherwoodcopper.com.

On behalf of the board of directors
SHERWOOD COPPER CORPORATION

"Stephen P. Quin"

Stephen P. Quin
President & CEO

For further information please contact Stephen Quin, President of Sherwood Copper Corp.
or Brad Kopp or Kristy Reynolds at (604) 687-7545 or (888) 338-2200
**** INTERNET ADDRESS:** www.sherwoodcopper.com ******

Forward-Looking Statements

This document may contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements.

END